EXHIBIT 12.01

PUBLIC SERVICE CO. OF COLORADO AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars, except ratio)

	Pro Forma Six Months Ended June 30,	Six Months Ended June 30,	Pro Forma Year Ended Dec. 31,	Year Ended Dec. 31
	2012	2012	2011	2011	2010	2009	2008	2007
Earnings, as defined:
Pretax income from operations	$310,033	$296,402	$653,012	$625,164	$628,901	$493,725	$506,424	$431,251
Add: Fixed charges	115,067	128,697	226,019	253,867	233,604	224,041	199,739	311,377
Total earnings, as defined	$425,100	$425,099	$879,031	$879,031	$862,505	$717,766	$706,163	$742,628

Fixed charges, as defined:
Interest charges	$82,734	$96,365	$159,037	$186,885	$171,945	$166,212	$154,313	$180,230
Interest charges on life insurance policy borrowings	152	152	332	332	372	324	248	105,396
Interest component of leases	32,180	32,180	66,650	66,650	61,287	57,505	45,178	25,751
Total fixed charges, as defined	$115,066	$128,697	$226,019	$253,867	$233,604	$224,041	$199,739	$311,377
Ratio of earnings to fixed charges	3.7	3.3	3.9	3.5	3.7	3.2	3.5	2.4